UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 30, 2008

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on September 29, 2008, entitled “MANAGEMENT APPOINTMENTS”.

29 September 2008

MANAGEMENT APPOINTMENTS

Following the announcement on 9 September 2008 that the EMAPA region would be reorganised to provide greater focus on the Group’s higher growth markets, Vodafone Group Plc (“Vodafone”) today announces new senior management appointments:

Nick Read, currently CEO of Vodafone UK, will be appointed CEO of the Asia-Pacific & Middle East Region which will comprise Vodafone’s interests in Australia, China, Egypt, Fiji, India, New Zealand and Qatar.

Morten Lundal, currently CEO Middle East & Africa in EMAPA, will be appointed CEO of the Central Europe & Africa Region which will comprise Vodafone’s interests in the Czech Republic, Ghana, Hungary, Kenya, Poland, Romania, Turkey and Vodacom Group in South Africa.

Nick Read and Morten Lundal will report to Vittorio Colao, CEO of Vodafone Group.

Guy Laurence, currently CEO of Vodafone Netherlands, will become the CEO of Vodafone UK. He will report to Michel Combes, CEO of the Europe Region.

Nick Read joined Vodafone in 2001 and has had a variety of senior roles including CFO and Chief Commercial Officer of Vodafone UK and was appointed CEO of Vodafone UK in early 2006. Prior to joining Vodafone, Nick held senior global finance positions with UBM plc and Federal Express Worldwide.

Morten Lundal was appointed to his current position at Vodafone earlier this year. He joined Telenor in 1997 and held several CEO positions, including for the Internet Divison and Telenor Business Solutions. He was Executive Vice President for Corporate Strategy, after which he became the CEO of Digi Telecommunications in Malaysia (a subsidiary of Telenor).

Guy Laurence joined Vodafone in 2000 and has had a number of senior roles including CEO of Vizzavi, Vodafone’s original mobile internet venture, and Global Consumer Marketing Director before moving to Vodafone Netherlands. A search is currently underway for the CEO position at Vodafone Netherlands.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 1635 664447

Media Relations

Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 30, 2008	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary